EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

	Percentage Owned	Jurisdiction of Incorporation
Heritage Bank USA	100%	United States
HopFed Capital Trust I	100%	Delaware

SUBSIDIARIES OF HERITAGE BANK

	Percentage Owned	Jurisdiction of Incorporation
Fort Webb LLC	100%	Kentucky
Heritage Interim Corporation	100%	Tennessee
JBMM LLC	100%	Kentucky
Heritage USA Title, LLC	100%	Kentucky